UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

On June 17, 2025, Alpha Tau Medical Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

At the Meeting, the Company’s shareholders approved the following proposals:

(1)	To re-elect each of Alan Adler and S. Morry Blumenfeld, and to elect Nadav Kidron, as Class I directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2028, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)	to approve the issuance of warrants to purchase 2,390,000 ordinary shares of the Company, no par value (“Shares”) each with an exercise price of $3.90 per share, and warrants to purchase 847,000 Shares each with an exercise price of $3.474 per share, pursuant to the strategic services agreement by and between the Company and Oramed Ltd. dated April 24, 2025;

(3)	to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors; and

(4)	to approve and ratify an amendment to the Company’s Non-Employee Director Compensation Package.

All proposals were approved at the Meeting by the respective requisite majorities in accordance with the Companies Law, and the Company’s Amended and Restated Articles of Association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on May 13, 2025.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-271073, 333-264306 and 333-274457) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733 and 333-285745).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: June 17, 2025	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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